Food Company, Inc.
One Dole Drive — Westlake Village, CA 91362-7300 — (818) 879-6801 — Fax (818) 879-6754 — E-Fax (818) 874-6801 — Email: michael.carter@dole.com

C. Michael Carter
President and Chief Operating Officer

September 20, 2013

VIA EDGAR CORRESPONDENCE

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Comment Letter Dated September 17, 2013

Regarding Dole Food Company, Inc.

Schedule 13E-3 filed by Dole Food Company, Inc., David H. Murdock, DFC

Holdings, LLC, DFC Merger Corp., Castle & Cooke Investments, Inc.,

Castle & Cooke Holdings, Inc. and the David H. Murdock Living Trust

dated May 28, 1986, as amended

Filed August 21, 2013

File No. 005-33795

and

Preliminary Proxy Statement on Schedule 14A

Filed August 21, 2013

File No. 001-04455

Dear Ms. Nguyen:

Dole Food Company, Inc. (“Dole,” the “Company,” “we” or “our”) is in receipt of the above captioned comment letter regarding the above referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience this letter is formatted to reproduce your numbered comments in bold italicized text, followed by responses on behalf of the Company.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

We have filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) and an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) that incorporate the changes made in response to the Staff’s comments, as well as certain other updated information. All page references in the responses set forth below refer to pages of the Amended Schedule 13E-3 and the Amended Proxy Statement, as applicable. Defined terms used but not defined herein have the meanings specified in the Proxy Statement. For your convenience, we have included with this letter a marked copy of the Amended Schedule 13E-3 and Amended Proxy Statement.

Schedule 13E-3

1.	We note in the section entitled “Certain Effects of the Merger” on page 50 of the Preliminary Proxy Statement on Schedule 14A that Mr. Murdock’s shares consist of 23,783,671 shares beneficially owned indirectly through the David H. Murdock Living Trust. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please include the trust as a filing person in the going private transaction.

In response to the Staff’s comment, we have revised the Schedule 13E-3 as requested to include the David H. Murdock Living Trust dated May 28, 1986, as amended, as a filing person in the going private transaction.

2.	Please confirm that Deutsche Bank and Lazard have consented to the inclusion of their opinion, presentations and discussion materials, as applicable, as exhibits to the Schedule 13E-3 and, with respect to Lazard, as an appendix to the Preliminary Proxy Statement on Schedule 14A.

Dole hereby confirms that both Deutsche Bank and Lazard have consented to the inclusion of their opinion, presentations and discussions materials, as applicable, as exhibits to the Schedule 13E-3 and the Amended Schedule 13E-3 and, with respect to Lazard, as an appendix to the Proxy Statement and the Amended Proxy Statement.

3.	Please file the Fee Letter and any other exhibits, annexes or attachments that were part of the Commitment Letter filed as Exhibit (b)(1). Please refile Exhibits (c)(2) and (c)(6) so that all pages are clear and legible.

In response to the Staff’s comment, we have refiled Exhibits (c)(2) and (c)(6) with the Amended Schedule 13E-3 so that all pages are clear and legible. The Commitment Letter has also been refiled as Exhibit (b)(1) to the Amended Schedule 13E-3 for the sole purpose of correcting two minor typographical errors. We confirm that all exhibits, annexes and attachments to the Commitment Letter have been filed as part of Exhibit (b)(1). With respect to the Staff’s request that the Fee Letter be filed, we respectfully submit that the content of the Fee Letter is not material to the stockholders of the Company because any fees payable by the Company thereunder will only become due after the merger has been consummated. Despite the

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

post-closing nature of these obligations, in the interest of full disclosure, the Amended Proxy Statement currently discloses, on page 4, that up to $703 million in cash will be required to effect the refinancing of all existing indebtedness of Dole and its subsidiaries, including the payment of related fees and expenses (which includes commitment fees and other financing fees and expenses payable to the lenders under the Fee Letter). Accordingly, the stockholders of the Company have already been provided with information regarding the impact of the fees to be paid in connection with the financing, and there are no other material conditions or terms in the Fee Letter that would materially enhance the stockholders’ understanding of the transaction or the fees to be paid in connection therewith. In addition, we believe that disclosure of the Fee Letter to the public would prejudice the terms of the financing and the placement efforts of the lenders, which would be highly detrimental to the interests of the filing persons and the stockholders of the Company.

4.	We note that you have requested confidential treatment for Exhibit (c)(9). We will provide comments on your request separately. All comments concerning your confidential treatment request must be resolved prior to mailing your proxy statement.

We acknowledge and understand that all comments separately received from the Staff concerning our confidential treatment request must be resolved prior to the mailing of our definitive proxy statement.

Preliminary Proxy Statement on Schedule 14A

General

5.	Please revise to include your form of proxy. Refer to Rule 14a-6(a) of the Securities Exchange Act of 1934 which requires the filing of both the proxy statement and the form of proxy in preliminary form. Please also mark your materials clearly as “Preliminary Copies.” Refer to Rule 14a-6(e)(1) of the Securities Exchange Act of 1934.

In response to the Staff’s comment, we have included in the Amended Proxy Statement a form of proxy in preliminary form as requested. The form of proxy included in the Amended Proxy Statement includes a header in red font that reads “Preliminary Copy” and the Amended Proxy Statement includes a header in red font that reads “Preliminary Copy-Subject to Completion.”

6.	We note on page 42 of Exhibit (c)(9) a reference to work done for the company by Castle & Cooke and CBRE to value certain land holdings. Please tell us whether a report as defined in Item 1015 of Regulation M-A was prepared for Dole and, if so, provide the disclosure required by Item 1015 of Regulation M-A.

In response to the Staff’s comment, we confirm that no report, as defined in Item 1015 of Regulation M-A, was prepared by Castle & Cooke and CBRE for Dole with respect to the Hawaii lands available for bulk sale and identified on page 42 of Exhibit (c)(9) to the Schedule 13E-3.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

The referenced work was prepared in early 2013 in connection with management’s efforts to seek alternatives for near-term monetization of the Company’s assets, and did not relate to the going private transaction that is the subject of the Amended Proxy Statement and the Amended Schedule 13E-3.

Cover Letter

7.	Please revise the proxy statement cover letter and the “Certain Effects of the Merger” section of the summary on page 5 to prominently disclose that this is a going private transaction with Mr. Murdock and certain affiliated entities.

In response to the Staff’s comment, we have revised the cover letter to the Amended Proxy Statement and the section entitled “Summary Term Sheet—Certain Effects of the Merger” on page 4 as requested to prominently disclose in bold and/or bold italicized text that the merger is a going private transaction with Mr. Murdock and certain affiliated entities.

8.	We note your disclosure here and elsewhere in the proxy statement that the special committee, the board of directors and the remaining filing persons determined that the merger is fair to and in the best interests of Dole and its stockholders “other than the Purchaser Parties and their affiliates…” or to “Dole’s stockholders” (page 10). We note the former is also the definition of the term “Disinterested Stockholders,” used throughout the proxy statement. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

In response to the Staff’s comment, we have revised the definition of the term “Disinterested Stockholders”, appearing on page 1 of the Amended Proxy Statement, to expressly include Dole’s unaffiliated stockholders. Accordingly, the disclosure in the Amended Proxy Statement, including in the sections entitled “Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” on pages 24-29 and “Special Factors—Position of the Purchaser Parties and the Castle Filing Persons as to the Fairness of the Merger to the Disinterested Stockholders” on pages 35-37 of the Amended Proxy Statement, now more clearly and consistently articulate that the special committee, board of directors and remaining filing persons, as applicable, determined that the merger is fair to and in the best interests of Dole’s unaffiliated stockholders. In addition, we have revised the disclosure on the cover page of the Amended Proxy Statement and the first page of the Notice of Special Stockholder Meeting of the Amended Proxy Statement to expressly articulate the fairness of the merger to Dole’s unaffiliated stockholders.

Summary Term Sheet, page 1

9.	Please revise this section to include the fairness determination made by the filing persons other than the company.

In response to the Staff’s comment, we have included a new subsection in the Summary Term Sheet entitled “Fairness Determination by Purchaser Parties and Castle Filing Persons” on page 4 as requested that discloses the fairness determination made by the filing persons, other than the Company, with respect to the merger.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

Merger Financing, page 5

10.	Please revise the second paragraph to quantify the binding financing commitments, debt and equity, from the Lenders and Mr. Murdock. Please also revise to quantify the amount of “unrestricted cash of Dole and its subsidiaries” which is needed to complete the proposed transaction.

In response to the Staff’s comment, we have revised the disclosure under the section entitled “Summary Term Sheet—Merger Financing” on pages 4-5 of the Amended Proxy Statement as requested to quantify the binding debt and equity commitments from the Lenders and Mr. Murdock, and to quantify the amount of unrestricted cash of Dole and its subsidiaries that is needed to complete the proposed transaction.

Questions and Answers About the Special Meeting and the Merger, page 7

11.	Please revise your disclosure to consolidate this section and the Summary Term Sheet into one section that avoids duplication of disclosure. See Item 1001 of Regulation M-A.

In response to the Staff’s comment, we have consolidated the disclosure in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” as requested so that the Amended Proxy Statement now includes disclosure regarding procedural information about the merger in the section entitled “Questions and Answers About the Special Meeting and the Merger,” and disclosure regarding substantive information about the terms of the merger in the section entitled “Summary Term Sheet.” Duplicative disclosure about the terms of the merger has been removed from the section entitled “Questions and Answers About the Special Meeting and the Merger” and similarly duplicative disclosure about the special meeting and appraisal rights has been removed from the section entitled “Summary Term Sheet.” In addition, in accordance with Item 1001 of Regulation M-A, we have limited the disclosure in the section entitled “Summary Term Sheet” to the most material terms of the proposed transaction.

12.	In your consolidated summary term sheet (see above comment), please address your directors and executive officers’ stock ownership and intent to vote. In this regard, we note your disclosure in the Intent to Vote section on page 65. Please disclose their percentage ownerships based upon (i) the total number of your outstanding shares of common stock and (ii) the total number of your outstanding shares of common stock held by Disinterested Stockholders. Also briefly clarify the last Question and Answer starting on page 9 accordingly.

In response to the Staff’s comment, we have added a new subsection in the “Summary Term Sheet” of the Amended Proxy Statement entitled “Dole Directors’ and Executive Officers’ Voting Intentions” on page 1 as requested which discloses the voting intentions and stock ownership of Dole’s directors and executive officers (including percentage ownership based on the total number of shares of Dole common stock outstanding). We have not included the percentage of shares owned by Dole’s directors and executive officers based upon the total number of shares of common

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

stock held by Disinterested Stockholders as we amended the merger agreement on September 19, 2013, to provide that shares held by Dole’s directors and executive officers would be excluded in determining whether a majority of Disinterested Stockholders approved the Merger Agreement Proposal, but have identified the number of shares of Dole common stock owned by all Disinterested Stockholders, excluding all shares owned by Dole’s directors and executive officers. The content of the last Question and Answer starting on page 9 of the Proxy Statement has been incorporated into the subsection in the Summary Term Sheet of the Amended Proxy Statement now entitled “Interest of Dole’s Directors and Executive Officers in the Merger; Potential Conflicts of Interest” on page 5.

What does the Board recommend?, page 10

13.	We note the statement in the first sentence that the board and the special committee each determined that the terms of the merger agreement and the merger are fair without qualification to Mr. Murdock’s abstention. Please revise.

In response to the Staff’s comment 11 above, we have eliminated the Question and Answer to which this comment relates. We have, however, clarified the disclosure throughout the Amended Proxy Statement as requested to indicate that Mr. Murdock abstained from all board determinations with respect to the merger agreement and the merger, including the fairness thereof. See the revised disclosure on pages 7, 35, 88 and 92 of the Amended Proxy Statement.

Special Factors, page 15

Background of the Merger and Special Committee Proceedings, page 15

14.	We note the letter Mr. Murdock delivered to the board on June 10, 2013. Please tell us, with a view toward disclosure consistent with Item 1015 of Regulation M-A, whether the basis for the substance of the letter was written advice of Deutsche Bank or any other financial advisor.

In response to the Staff’s comment, we have revised the disclosure in the Amended Proxy Statement on page 14 as requested to clarify that the substance of the letter Mr. Murdock delivered to the board of directors on June 10, 2013 was based upon Mr. Murdock’s consultations with his legal and financial advisors and took into account, among other things, the information contained in the written materials provided by Deutsche Bank prior to June 10, 2013. These written materials have been filed with the Commission as Exhibits (c)(3)-(c)(5) and (c)(7)-(c)(8) to the Schedule 13E-3 and Exhibit (c)(6) to the Amended Schedule 13E-3.

15.	Please tell us, with a view toward disclosure, why Mr. Dickson did not participate in the June 10, 2013 board meeting, the first at which Mr. Murdock’s proposal was discussed.

In response to the Staff’s comment, we have revised the disclosure in the Amended Proxy Statement on page 14 as requested to clarify that Mr. Dickson did not participate in the June 10, 2013 conference call because he was unavailable at that time, but did participate in the follow-up board meeting the next day.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

16.	We note the disclosure on page 19 concerning certain relationships of each of the members of the special committee with Mr. Murdock and his affiliates. We further note the committee’s determination that notwithstanding these relationships each member is independent and disinterested for purposes of considering Mr. Murdock’s buyout proposal. Please describe more specifically Mr. Conrad’s service as a director, officer and/or consultant at the companies affiliated with Mr. Murdock. For instance, identify the companies and disclose the affiliations of Messrs. Conrad and Murdock, respectively. In addition, to the extent material, describe more specifically the contributions by Mr. Murdock to the research institutes and charities with which Mr. Conrad, Mr. Dickson and Ms. Lansing were involved.

In response to the Staff’s comment, we have revised the disclosure on page 15 of the Amended Proxy Statement as requested to describe more specifically Mr. Conrad’s relationship with the companies affiliated with Mr. Murdock and the contributions made by Mr. Murdock to the research institutes and charities with which Mr. Conrad, Mr. Dickson and Ms. Lansing were involved.

17.	Please revise the entry for June 27, 2013 (page 19) to describe the substance of Lazard’s contacts with the security holders who expressed concerns about Mr. Murdock’s proposal. Also, clarify who made the suggestion that Lazard and the special committee meet with certain security holders to hear their views on the company’s prospects and the offer received.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the Amended Proxy Statement as requested to include the additional detail regarding contacts with certain security holders of Dole.

18.	On a related note, you describe the special committee’s discussion of potential alternatives. Please add a section to provide the disclosure required by Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on pages 19-20 of the Amended Proxy Statement as requested to include the disclosure required by Item 1013(b) of Regulation M-A.

19.	Please revise your disclosure to explain the reference to the Management 5-Year Projections having been prepared “off cycle” on page 21.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Proxy Statement as requested to clarify the reference to the Management 5-Year Projections having been prepared “off-cycle.”

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

20.	We note on July 23, 2013 Lazard provided an update on the discussions with Party C including that Party C had asked to speak with Mr. Murdock to gauge his interest in cooperating in a transaction with Party C. Please revise this section to clarify whether Party C and Mr. Murdock spoke regarding a potential transaction as it is unclear why Mr. Murdock stated on July 25, 2013 that he had no interest in cooperating in such transaction. If so, briefly summarize the details of any such conversation. Also, please revise your disclosure to clarify why Mr. Murdock was not interested in cooperating with Party C.

In response to the Staff’s comment, we have revised the disclosure on page 18 of the Amended Proxy Statement as requested to include information regarding Mr. Murdock’s interactions with, and position with respect to, Party C and its proposal.

21.	We note on July 30, 2013 the special committee unanimously determined to immediately commence negotiations with Mr. Murdock. We also note that at that time it appears that Party B and Party C still had active interests in a transaction with the company. In this regard, we note that Party B sent an email to Lazard on August 1, 2013 which was shared with the special committee. In light of Party B and Party C’s indications of interest and Party B’s preliminary offer of $14.00 per share, please revise this section to disclose what consideration the special committee gave to the indications of interests from Party B and Party C while negotiating with Mr. Murdock and before ultimately agreeing to a transaction with Mr. Murdock.

In response to the Staff’s comment, we have revised the disclosure on page 20 of the Amended Proxy Statement as requested to include a more detailed discussion of the consideration given by the special committee to the indications of interest from Party B. As discussed on page 18 of the Amended Proxy Statement, Party C had ceased to pursue a transaction with the Company at that time.

22.	Please disclose in greater detail the negotiations concerning the special committee’s request that Mr. Murdock sign a voting agreement binding him to vote his shares in favor of a competing proposal from a third party under certain circumstances. Clarify in this section whether he ever signed such an agreement (page 23).

In response to the Staff’s comment, we have revised the disclosure on page 21 of the Amended Proxy Statement as requested to include the detail regarding the voting agreement negotiations. The special committee has advised the Company that Mr. Murdock rejected outright the proposal to sign such a voting agreement, and no such agreement was ever signed. Rather, Mr. Murdock has covenanted and agreed under the merger agreement to vote, or cause to be voted, all of the Parent Shares then owned beneficially or of record by him and his affiliates, as of the record date for the special meeting, in favor of the adoption of the merger agreement.

23.

We note on August 1, 2013 Mr. Conrad, Ms. Lansing and Mr. Murdock met to discuss the economic terms of the proposed transaction. Please revise to explain how the special committee determined that $14.00 per share was an appropriate price per share to

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

commence negotiations with Mr. Murdock when the special committee had received Party B’s preliminary offer of $14.00 per share as Party B’s initial offer in a letter received by the special committee on July 19, 2013. If the special committee had a price range in mind at commencement of negotiations with Mr. Murdock, please disclose.

In response to the Staff’s comment, we have revised the disclosure on page 20 of the Amended Proxy Statement as requested. The special committee has advised the Company that it did not have a price range in mind at the commencement of negotiations with Mr. Murdock.

24.	With respect to the special committee’s request for a reverse break fee payable by Mr. Murdock, please disclose the amount that the committee initially sought (page 23).

In response to the Staff’s comment, we have revised the disclosure on page 21 of the Amended Proxy Statement as requested to include this amount.

25.	We note on August 11, 2013, the special committee received an update regarding certain steps proposed to be taken by management in connection with the transaction to help ensure that the company has sufficient unrestricted cash at closing. Please quantify the amount of additional unrestricted cash that would be made available from these steps.

In response to the Staff’s comment, we have revised the disclosure on page 22 of the Amended Proxy Statement as requested to quantify the amount of additional unrestricted cash that would be made available from the steps proposed by management on August 11, 2013.

Reasons for the Merger; Recommendation of the Special Committee, page 26

26.	We note that the board adopted the special committee’s analyses and that the special committee considered the opinion of Lazard in making its fairness determination. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted the Lazard analyses and conclusion as its own (which were then adopted by the board). Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

In response to the Staff’s comment, we have revised the disclosure on page 29 as requested to reflect that the special committee expressly adopted Lazard’s analyses and conclusions as its own (which were then adopted by the board of directors).

27.	On a related note, please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than shares held by the Purchaser Parties and their affiliates, Dole or any of its subsidiaries, and holders who demand appraisal of their shares, rather than all security holders unaffiliated with the company.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

The board of directors and special committee each were able to reach a fairness determination as to unaffiliated stockholders in reliance on the Lazard opinion because the Lazard opinion addressed the fairness of the merger to a group of specified stockholders that includes all unaffiliated stockholders. The only stockholders not covered by the Lazard opinion are affiliated stockholders or stockholders demanding appraisal rights. Although the group of specified stockholders also encompassed the Company’s directors and executive officers who are affiliated with the Company (other than Mr. Murdock, who is expressly excluded as a Purchaser Party), such encompassed affiliates will receive the same per share Merger Consideration as the security holders that are not affiliates of the Company. Consequently, the Company believes that the inclusion of such affiliates within the scope of the fairness opinion does not mitigate against a finding that the per share Merger Consideration is fair from a financial point of view to the Company’s unaffiliated stockholders.

28.	In the third-to-last bullet on page 27, explain why the special committee believed that the discussions with certain significant stockholders of Dole supported its decision to recommend the merger. In this regard, we note disclosure elsewhere stating that certain significant stockholders of Dole expressed concern about Mr. Murdock’s merger proposal and offer price. Please clarify.

In response to the Staff’s comment, we have revised the disclosure on page 25 of the Amended Proxy Statement as requested to clarify the special committee’s views with respect to the significant stockholders of Dole.

29.	We note that the Amended and Restated Credit Agreement filed as Exhibit 10.1 to the Form 8-K filed on May 8, 2013, contains change-of-control provisions that would appear to preclude the sale of more than 50% the company to anyone other than Mr. Murdock without the approval of the company’s lenders, including Deutsche Bank, which is also Mr. Murdock’s financial advisor. Please describe in detail the consideration that the special committee and the board gave, in reaching their fairness determinations, to the potential conflict of interest arising from the company’s lender also serving as Mr. Murdock’s financial advisor and lender. We also note the extensive relationship between Deutsche Bank and its affiliates and the company, as described on page 48.

In response to the Staff’s comment, we have revised the disclosure on page 16 of the Amended Proxy Statement regarding the consideration given to Dole’s relationship with Deutsche Bank. The special committee has advised the Company that, for the reasons set out on page 16 of the Amended Proxy Statement, it did not consider Dole’s relationship with Deutsche Bank to be relevant to its process. The special committee also determined to engage its own independent financial advisor and selected Lazard.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

Opinion of Financial Advisor to the Special Committee, page 32

30.	Please provide us with copies of the engagement letters for Lazard and Deutsche Bank.

In response to the Staff’s comment, Lazard and Deutsche Bank have advised the Company that copies of the engagement letters for Lazard and Deutsche Bank are being provided to the Staff today by Munger Tolles & Olson LLP and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel for Lazard and Deutsche Bank, respectively, under separate cover requesting confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and pursuant to the provisions of 17 C.F.R. §200.83.

31.	Based on disclosure on page 20 that the special committee requested Lazard to discuss with Dole management the assumptions underlying the five-year EBITDA projections compared to the Prior 3-Year Plan, please revise to clarify, if true, that the financial advisor also reviewed the Prior 3-Year Plan.

In response to the Staff’s comment, we have revised the disclosure on page 17 of the Amended Proxy Statement as requested to clarify that Lazard also reviewed the Prior 3-Year Plan.

Summary of the Valuation of Dole, page 34

32.	Please describe in additional detail the “certain pro forma adjustments in calculating Dole’s enterprise value” that Lazard took into account, as referenced on page 34.

In response to the Staff’s comment, we have revised the disclosure on page 31 of the Amended Proxy Statement as requested to include detail on the pro forma adjustments taken into account by Lazard.

Discounted Cash Flow Analysis, page 34

33.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values and EBITDA information for the company that is the basis for the multiples disclosed on page 35 with respect to the Public Company Benchmarks analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 35 with respect to the Precedent Transaction Benchmarks analysis.

In response to the Staff’s comment, we have revised the disclosure on pages 32-34 of the Amended Proxy Statement as requested to include additional data and details regarding each of Lazard’s financial analyses.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

34.	With respect to the Discounted Cash Flow analysis, revise your disclosure to show how Lazard arrived at the range of present values from the projected financial data. Also, disclose the bases for Lazard’s use of perpetuity growth rates of 1.5% and 1.0% to 2.0% (first and second method, respectively) and the discount rate of 8.0% (second method).

In response to the Staff’s comment, we have revised the disclosure on page 32 of the Amended Proxy Statement as requested to include additional details regarding Lazard’s analysis.

35.	With respect to the Public Company Benchmarks analysis, please revise your disclosure to explain why Lazard did not appear to use the P/E values included on page 28 of the board book.

In response to the Staff’s comment, we have revised the disclosure on page 33 of the Amended Proxy Statement as requested to include additional details regarding Lazard’s analysis.

36.	With respect to the Precedent Transaction Benchmarks analysis, we note that Lazard applied multiples of 8.0x to 9.0x to the company’s last twelve months of EBITDA in order to calculate an implied equity value per share range. Please explain why Lazard applied this multiple range.

In response to the Staff’s comment, we have revised the disclosure on page 33 of the Amended Proxy Statement as requested to include additional details regarding Lazard’s analysis.

Miscellaneous, page 36

37.	Refer to the second paragraph. We note that Lazard is entitled to “an additional fee based in part upon the per share price achieved in a transaction, together with an optional component to be determined by the Special Committee in its discretion, equal to between $3 million and $5.5 million in the aggregate, payable upon consummation of a transaction.” Please revise to disclose the per share prices which correlate to the low and high end of the disclosed additional fee range and the basis upon which the special committee will make its decision (if other than solely based on the per share price referenced above). Refer to Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 34 of the Amended Proxy Statement as requested to include additional details regarding Lazard’s fee.

Position of the Purchaser Parties and the Castle Filing Persons, page 36

38.	Please revise to describe what consideration, if any, the Purchaser Parties and the Castle Filing Persons gave to the work prepared by Deutsche Bank as advisor to Mr. Murdock.

In response to the Staff’s comment, we have revised the disclosure on page 35 of the Amended Proxy Statement as requested to describe the consideration given by the Purchaser Parties and the Castle Filing Persons to the work of Deutsche Bank.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

Consultation with Deutsche Bank, page 39

39.	We note the disclosure in the first full paragraph on page 48 relating to the many services the DB Group has provided and provides Dole or its affiliates. Please revise this section to provide the disclosure required by Item 1015(b)(4) with respect to the DB Group and the parties listed in clauses (i) and (ii) of that Item.

In response to the Staff’s comment, we have revised the disclosure on page 46 of the Amended Proxy Statement as requested to include additional details required by Item 1015(b)(4).

Certain Effects of the Merger, page 50

40.	The benefits and detriments of the Rule 13e-3 transaction to the company, its affiliates and unaffiliated security holders must be quantified to the extent practicable. In this regard, we note that the company will no longer have to bear the expense and regulatory burdens associated with being a public company. Please revise to quantify such benefit. Additionally, we note the disclosure in the Purposes and Reasons of the Purchaser Parties and the Castle Filing Persons for the Merger section on page 49 that the “Purchaser Parties and the Castle Filing Persons believe that, as a privately held company, Dole may be able to realize tax savings.” Please revise this section to discuss and quantify such benefit. Refer to Item 1013(d) of Regulation M-A and Instruction 2 thereto.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Amended Proxy Statement as requested to include an estimate of the expected public company cost savings from Dole being a private company. In addition, we have clarified that with respect to tax savings, no plans have been finalized, but that it is possible that Dole may realize tax benefits to the extent Dole and its subsidiaries are restructured in order to fit them into an overall corporate structure with Mr. Murdock’s personal holdings.

Plans for Dole after the Merger, page 52

41.	We note the disclosure in Mr. Murdock’s letter to the board dated June 10, 2013 that “growing the Company for the long-term will require significant investment.” We also note the disclosure in the Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock section on page 39 that operating the company “as a private company is the best alternative because investment and operational restructuring are needed to continue to ensure competitive advantage and position Dole for future growth.” Given these statements, it appears that the Purchasing Parties have certain investment and restructuring plans in mind for the company following the closing of the proposed transaction. Please revise this section to discuss these plans. Refer to Item 1006(c) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on page 50 of the Amended Proxy Statement. Mr. Murdock and the other Purchaser Parties do not currently have any definitive investment or restructuring plans in mind for the Company following the closing of

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

the proposed transaction. As with any acquisition, Mr. Murdock and the other Purchaser Parties have considered, and are continuing to consider, many different alternatives for the Company following the proposed transaction, including one or more potential additional personal equity investments by Mr. Murdock and his affiliates, as well as the possibility of restructuring the Company and/or its subsidiaries in order to fit them into an overall corporate structure with Mr. Murdock’s personal holdings in a manner that is most tax efficient. Such an analysis by the Purchaser Parties of a wide variety of potential alternatives is ongoing in connection with the financing for the proposed transaction, which may specifically require an additional personal equity investment by Mr. Murdock and/or the other Purchaser Parties, but at this time, no plans have been finalized, implemented or otherwise authorized by Mr. Murdock or the other Purchaser Parties. Any plans for future investment and/or operational restructuring are purely speculative at this point. We have clarified these points in our new disclosure.

Projected Financial Information, page 52

42.	Please advise whether the filing persons other than the company or their financial advisor were provided with the company’s Prior 3-Year Plan. Given that the Prior 3-Year Plan was prepared prior to the announcement of the going private transaction, it would appear that Mr. Murdock had access to such information in connection with evaluating and negotiating this going private transaction. To the extent any of the filing persons or their financial advisor were provided with such projections, please revise to disclose such projections to include the key assumptions relied upon by management in the preparation of the Prior 3-Year Plan.

In response to the Staff’s comment, we note that Mr. Murdock, in his capacity as Chairman of the board of directors and Chief Executive Officer of Dole, was involved in the preparation of the Prior 3-Year Plan. Accordingly, he had access to this plan in his official capacity with Dole prior to the announcement of the going private transaction. We have revised the disclosure on page 53 of the Amended Proxy Statement to clarify that, while Mr. Murdock and his financial advisor had access to the Prior 3-Year Plan, neither he nor the other Purchaser Parties (including the Murdock Trust) or the Castle Filing Persons or their financial advisor relied on or utilized the Prior 3-Year Plan in connection with the going private transaction, and therefore we have not included the Prior 3-Year Plan in the Amended Proxy Statement.

43.	We note that you appear to have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line-items. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, we have revised the disclosure on page 53 of the Amended Proxy Statement as requested to include the reconciliation required by Rule 100 of Regulation G with respect to projected EBT, EBIT and EBITDA. As disclosed in the Amended Proxy Statement, in the case of the high and low EBITDA projections on page 53 of the Amended Proxy Statement for which we have included the required reconciliations.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

Management Projections, page 52

44.	Please revise the last paragraph on page 52 to fully describe the key assumptions relied upon by management in the preparation of the Management 5-Year Projections so that investors can have a better understanding of the basis for and limitations of these projections.

In response to the Staff’s comment, we have revised the disclosure on page 52 of the Amended Proxy Statement as requested to include additional details regarding the key assumptions relied upon by management in the preparation of the Management 5-Year Projections.

Merger Financing, page 57

45.	We note that “unrestricted cash of Dole and its subsidiaries” is needed to complete the proposed transaction. Please revise to add a new section to discuss and quantify the amount of unrestricted cash of the company and its subsidiaries which is needed to complete the “merger and the other transactions contemplated by the merger agreement.” We also note your disclosure in the Background of the Merger and Special Committee Proceedings section on page 15 that, in connection with the proposed transaction, management proposed certain steps to help ensure that the company had sufficient unrestricted cash at closing. Please revise to discuss these steps and to quantify the amount of additional unrestricted cash that was or will be made available from such steps.

In response to the Staff’s comment, we have revised page 59 of the Amended Proxy Statement as requested to include a new section with further details regarding the unrestricted cash of Dole required to complete the proposed transaction.

46.	Please revise your disclosure of the debt financing to provide the interest rates currently contemplated, as they appear in the debt commitment letter.

In response to the Staff’s comment, we have revised the disclosure on pages 57- 59 of the Amended Proxy Statement as requested to include the contemplated interest rates.

47.	Please revise your disclosure on page 59 to explain who is Solvest, Ltd. and its relevance to the going private transaction.

In response to the Staff’s comment, we have revised the disclosure on pages 57-58 of the Amended Proxy Statement as requested to identify Solvest, Ltd. as a wholly-owned Bermudan subsidiary of Dole and a borrower under Dole’s existing credit agreement.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

Interests of Certain Persons in the Merger; Potential Conflicts of Interest, page 60

48.	Please revise the section entitled “Treatment of Executive Officer and Director Common Stock” to quantify the amounts payable to each director and officer as a result of their share ownership.

In response to the Staff’s comment, we have revised the disclosure on page 61 of the Amended Proxy Statement as requested to quantify the amount payable to each director and executive officer in the merger as a result of their respective ownership of shares of Dole common stock.

Accelerated Vesting of Stock Options and Treatment of RSUs, page 61

49.	We note that restricted stock awards and RSUs held by your executive officers will be converted into the right to receive cash in the aggregate amount of up to approximately $3,619,688 subject to certain conditions. Please revise to quantify these interests of your executive officers on an individual basis.

In response to the Staff’s comment, we have revised the disclosure on page 62 of the Amended Proxy Statement as requested to quantify the interests of our directors and executive officers on an individual basis.

Material U.S. Federal Income Tax Consequences, page 69

50.	Please describe the federal income tax consequences of the merger to each filing person identified on the Schedule 13E-3. See Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, we have revised the disclosure on pages 71-72 of the Amended Proxy Statement as requested to include details of the federal income tax consequences of the merger to the filing persons.

51.	Refer to the last paragraph of this section. An investor is entitled to know of the material U.S. federal income tax consequences of the proposed transaction, rather than just “CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES.” Please revise the last paragraph accordingly.

In response to the Staff’s comment, we have revised the disclosure on page 69 of the Amended Proxy Statement as requested to clarify that the disclosure in the section entitled “Special Factors—Material U.S. Federal Income Tax Consequences” discusses all material U.S. federal income tax consequences of the proposed merger.

Available Information, page 108

52.	We note that the SEC’s Public Reference Room is located at 100 F Street, N.E., Washington, D.C. 20549. Please revise the second sentence accordingly.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

In response to the Staff’s comment, we have updated page 109 of the Amended Proxy Statement as requested.

Information Incorporated by Reference, page 108

53.	We note that you attempt to “forward incorporate” by reference any future filings filed with the SEC from the date of this proxy statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to security holders in the proxy statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to security holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

In response to the Staff’s comment, we have revised the disclosure on page 110 of the Amended Proxy Statement to address our obligations with respect to the Schedule 13E-3 and the amendments to be filed thereto.

Loan Lauren P. Nguyen

Securities and Exchange Commission

September 20, 2013

The Company, on behalf of itself and the other filing persons, acknowledges that:

•	each filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.

Sincerely,

/s/ C. Michael Carter

cc:	Jonathan K. Layne (Gibson, Dunn & Crutcher LLP)

Alison Ressler (Sullivan & Cromwell LLP)

Peter Tennyson (Paul Hastings LLP)